Filed by Travelzoo Inc. Pursuant to Rule 425

The following message was sent by Travelzoo.com Corporation on February 14, 2001 by e-mail to each of its stockholders at their e-mail addresses registered with the company. The message relates to the Special Meeting of Stockholders of Travelzoo.com Corporation to be held on March 15, 2001.

Dear Stockholder:

We will hold a special meeting of the stockholders of Travelzoo.com Corporation (Bahamas) on March 15, 2002 at 10:00 a.m. Central Standard Time, at the Lobby Conference Center, One Metropolitan Square, 211 North Broadway, St. Louis, Missouri 63102, to vote upon a merger with a newly formed Delaware subsidiary, Travelzoo Inc.

The proxy statement and prospectus has been posted for your review on the Travelzoo website at

http://www.travelzoo.com/delaware/Index.asp?key=XXXXXXX

We encourage you to read the prospectus posted on the website. If you prefer to receive a copy of the prospectus via e-mail, please use the form provided at http://www.travelzoo.com/delaware.

We are encouraging all of our stockholders to accept electronic delivery of the proxy statement and prospectus, either by viewing it online, downloading it or requesting e-mail delivery. You have the right to receive a printed copy of the proxy statement and prospectus. For information on how to request a printed copy, see http://www.corporate.travelzoo.com/snailmail. However, to avoid unnecessary expense for our company we are encouraging all of our stockholders to accept and consent to electronic delivery.

After you have reviewed the proxy statement carefully, if you wish to vote on the Internet, you may do so at

http://www.travelzoo.com/proxy/Index.asp?key=XXXXXXX

Your Voter Control Number is: XXXXXXXXX

You can also print, complete and return the form of proxy included with the proxy statement and prospectus, or you may cast your vote in person at the special meeting.

Travelzoo.com Corporation
Ralph Bartel
President and Secretary

This is a post-only e-mail. Please do not reply.